Exhibit 99.1

Nayax Reports Third Quarter 2026 Results

Revenue of $128 million, revenue growth of 23%

Net loss of $1.1 million. Adjusted Net Income(1) of $14.1 million

Adjusted EBITDA(1) margin improved to 19%, reaching $24.2 million

Free cash flow(1) of $10 million, a conversion of 41%

Reaffirming original full-year 2026 guidance and raising outlook to include IPS Group acquisition

HERZLIYA, Israel, November 11, 2026 - Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the third quarter ended September 30, 2026.

“Our third-quarter results demonstrated continued growth alongside improved margins, operating leverage and a return to positive free cash flow. Revenue grew 23%, gross margin hit a record 49.6%, and Adjusted EBITDA increased by more than 70% sequentially, all while we converted a 41% positive free cash flow. We completed the acquisition of IPS Group on October 1, 2026, expanding our platform into parking. Meanwhile, our new distribution partners are putting Nayax readers on more machines across more markets. With a strong Q4 order pipeline and IPS now contributing, we are well positioned for a strong finish to the year. As we move into 2027 and beyond, our focus shifts from investing to delivering, turning the partnerships and platforms we have built into recurring revenue and returns. We are still early in a long-term global shift, and Nayax is built to lead it,” commented Yair Nechmad, Nayax’s Co-Founder, Chief Executive Officer and Chairman of the Board.

(1)	Organic Revenue, Adjusted EBITDA, Free Cash Flow, Adjusted OPEX and Adjusted Net Income are non-IFRS financial measures. Please refer to footnote 3 in the table below and the additional tables at the end of this press release for a reconciliation of Organic Revenue, Adjusted EBITDA, Free Cash Flow, Adjusted OPEX and Adjusted Net Income to the most directly comparable IFRS measure for each. The Company does not provide a reconciliation of forward-looking Adjusted EBITDA and Adjusted Net Income to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and issuance and acquisition costs used to calculate projected net income (loss) can vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially different than projected Adjusted EBITDA and Adjusted Net Income (non-IFRS).

Third Quarter 2026 Financial Highlights

(All comparisons are relative to the third quarter and three-month period ended September 30, 2025, unless otherwise noted)

Revenue Summary	Q3 2026 ($M)	Q3 2025 ($M)	Growth (%)
Payment processing fees	58.9	47.7	23.5%
SaaS revenue	34.6	29.4	17.7%
Total recurring revenue (1)	93.5	77.1	21.3%
POS devices revenue (2)	34.5	27.2	26.8%
Total revenue (3)	128.0	104.3	22.7%

Margin Summary	Q3 2026	Q3 2025	Variance
Payment processing margin	41.6%	39.6%	+2.0%
SaaS margin	77.3%	76.3%	+1.0%
Total recurring margin	54.8%	53.6%	+1.2%
POS devices margin	35.2%	37.0%	-1.8%
Total margin	49.6%	49.3%	+0.3%

(1) Recurring revenue comprised of SaaS subscription revenue and payment processing fees.

(2) POS devices’ revenue includes revenues derived from the sale of our hardware products and other revenue.

(3) Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. Total revenue for Q3 2026 includes $6.6 million of revenues from recent acquisitions.

•	Revenue increased 23% to $128 million from $104.3 million, driven by both new and existing customer expansion.

•	Organic Revenue (3) growth year to date was 21%.

•	Recurring revenue from SaaS and payment processing fees grew 21%, to $93.5 million and represented 73% of total revenue.

•	POS devices revenue increased by 27% to $34.5 million with strong demand for our products across all market segments, especially our EV platform as we strengthen our position in this important long-term growth market and capture market share.

•	Gross margin was 49.6%:

o	Recurring margin improved to 54.8% from 53.6%, driven mainly by processing margin improvement to 41.6% from 39.6% reflecting the ongoing benefits of renegotiated contracts with several bank acquirers and the Company’s improved smart-routing capabilities. SaaS margin improved as well to 77.3% from 76.3%. Both processing and SaaS margins reflect the Company’s growing scale.

o	Hardware margin was 35.2%, which was a significant improvement sequentially from this year’s second quarter of 28.1% driven mainly by both a higher average selling price and a lower product cost of our VPOS Media product family.

•	Operating income was $3.7 million compared to $7.8 million in last year’s third quarter. This year’s third quarter included stock-based compensation expenses of $6.2 million compared to $2.6 million in the prior year period. The increase is due to a new senior leadership stock-based incentive plan, that was initiated and disclosed last quarter.

•	Net financial expenses increased to $4.2 million compared to $3.3 million in the prior-year period, primarily reflecting higher expenses due to FX and interest expense associated with the bond issuances completed in 2025.

•	The Company reported a net loss of $1.1 million for the quarter, compared to net income of $3.5 million in the prior year period due to higher financial expenses and stock-based compensation.

•	Basic loss per share for the quarter ended September 30, 2026 was $(0.028) per share. Basic and diluted earnings per share for the third quarter ended September 30, 2025, were $0.095 and $0.092, respectively.

•	Weighted average number of basic and diluted shares for the third quarter of 2026 were 37,928,190 and 41,435,453, respectively compared to 37,102,759 and 38,451,507 for the third quarter of 2025.

•	Adjusted OPEX for the quarter was $40 million, which was an improvement of more than $4 million sequentially compared to the second quarter and represented 31.2% of revenue. Most of the improvements were related to several cost reduction initiatives such as employee-related, marketing and IT expenses.

•	Adjusted EBITDA increased 32.9% to $24.2 million from $18.2 million, representing 19% of revenue as we continue to drive margin expansion, improve productivity and operational efficiency across the organization. Adjusted EBITDA in the third quarter increased by more than 70% sequentially compared to the second quarter, which reflects the operating leverage of the business from both an improvement in overall gross margin as well as disciplined cost management.

•	Adjusted net income for the quarter was $14.1 million, compared to adjusted net income of $10.2 million in the prior-year period.

•	Basic and diluted adjusted net income per share was $0.372 and $0.341, respectively, for the third quarter of 2026 compared to $0.275 and $0.265, respectively, for the third quarter of 2025.

•	Cash flow provided from operating activities for the third quarter was $18.1 million.

•	Free Cash Flow for the third quarter was $10 million compared to $3.9 million in the prior-year quarter.

•	As of September 30, 2026, cash, cash equivalents and short-term deposits totaled $453 million, while total short- and long-term debt stood at $491 million. Both include $150 million of bank loans to finance the IPS acquisition which was completed on October 1, 2026 for a total cash consideration of $350 million.

Third Quarter 2026 Operational Metric Highlights

Key Performance Indicators	Q3 2026	Q3 2025	Growth (%)
Total transaction value ($m)	2,213	1,763	25.5%
Number of processed transactions (millions)	839	736	14.0%
Take rate (payments) (4)	2.66%	2.71%	-0.05%
Managed and connected devices (thousands)	1,598	1,433	11.5%
Customers	130,800	109,600	19.3%
ARPU ($) (5)	255	230	10.9%

(4) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.

(5) Average revenue per unit (ARPU) is calculated using recurring revenue divided by the number of connected devices over a 12-month trailing period.

•	Total transaction value grew by 25.5% to $2.2 billion.

•	Number of processed transactions increased 14% to 839 million.

•	Take rate was strong at 2.66%.

•	The customer base grew 19.3% year over year to approximately 131,000, with approximately 5,400 new customers added in the third quarter of 2026.

•	ARPU increased to $255, representing a 10.9% increase driven by the continued conversion of existing machines from cash payments to cashless payments, and our expansion into verticals with higher transaction values, such as EV charging, amusement facilities, and car washes.

Recent Business Highlights

•	Completed Acquisition of IPS Group. Nayax completed its acquisition of IPS Group, a leading provider of payment-enabled smart parking technology. IPS brings a market-leading smart parking platform and an installed base of more than 250,000 parking spaces across the United States, Canada, the United Kingdom, and Ireland. Nayax will strengthen the platform with its global payments infrastructure and extend it internationally through its commercial presence in over 120 countries, starting with Continental Europe, while expanding Nayax’s addressable cashless opportunity.

•	Announced a Distribution Partnership with Allied Electronics, Inc. Through the partnership, Nayax Fuel’s VPOS Media 5 outdoor payment solution will reach fuel retailers across the United States alongside Allied. Allied has served the retail petroleum industry since 1978, and its systems, including the NeXGen PRIME forecourt controller, operate at tens of thousands of locations nationwide. The partnership brings Nayax payment infrastructure to US fuel retailers through a partner they know and trust. Card payments now make up 81% of US pump transactions, up from 64% a decade ago, according to NACS.

•	Announced a Global Strategic Partnership with Getnet. Together, Nayax and Getnet will bring integrated payment acceptance to operators of vending machines, EV chargers, self-service kiosks, and other unattended businesses across Latin America and Iberia. Nayax will roll out across Getnet’s acquiring network, starting in Chile and expanding to Spain, Portugal, Brazil, Mexico, and Argentina. The partnership is expected to open new Latin American markets for Nayax and strengthens its regional presence.

•	Launched its Electric Mobility Business in Brazil. The VPOS Media 4 Mini lets drivers pay directly at the charger with cards and digital wallets. The terminal is certified by ABECS, which governs payment security in Brazil, and by Anatel, which covers connected devices. It is built for unattended outdoor sites and is available across Brazil.

2026 Financial Outlook

The Company is reaffirming its guidance for the full year, excluding IPS, of $510 million to $520 million, including organic revenue growth of 22% to 25%. IPS is expected to contribute approximately $20 million of revenue in the fourth quarter, therefore with IPS, the Company’s revenue guidance is expected to be between $530 million and $540 million for the full year 2026.

Similarly, Adjusted EBITDA for the year is now expected to be approximately $90 million to $95 million, which again we are reaffirming our original guidance of $85 million to $90 million plus the expected contribution of approximately $5 million from IPS in the fourth quarter.

The Company continues to expect free cash flow conversion from Adjusted EBITDA of approximately 5% to 10% for the year, excluding the expected contribution of IPS. As stated last quarter, this primarily reflects accelerated investments the Company is making to support its long-term growth initiatives. The areas of investment are in financial services including lending, installment and issuing capabilities, as well as capturing market share in the EV charging space, and securing sourcing of key components and costs.

Mid-term Outlook

With respect to Nayax’s mid-term 2028 outlook, which was introduced shortly after its IPO in 2021, the Company continues to make measurable progress. The framework includes revenue of $1.0 billion driven by a combination of organic growth and strategic M&A, gross margin of 50%, and Adjusted EBITDA margin of 30%, as we continue to drive high margin recurring revenues and operational efficiency.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding forward-looking statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss its results later today, November 11, 2026. The first will be in English for international investors and the second in Hebrew for Israel-based investors to discuss its third quarter 2026 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 10:00 a.m. Eastern Time / 5:00 p.m. Israel time / 7:00 a.m. Pacific Time.

Participating in the calls will be Yair Nechmad, Chief Executive Officer, Sagit Manor, Chief Financial Officer, and Aaron Greenberg, Chief Strategy Officer.

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

http://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13763495&linkSecurityString=1f59a992e1

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051

•	ISRAEL TOLL-FREE: 1-809-455-690

•	INTERNATIONAL: 1-201-689-8878

WEBCAST LINK:

https://viavid.webcasts.com/starthere.jsp?ei=1780371&tp_key=7415856c81

Following the conference call, a replay will be available until November 25, 2026. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921

•	Replay TOLL/INTERNATIONAL: 1-412-317-6671

•	Access PIN: 13763495

An archive of the conference call will also be available on Nayax's Investor Relations website Nayax - Investor Relations.

To access the conference call/webcast in Hebrew, use the link:

https://events.teams.microsoft.com/event/5752d030-22bd-4ddb-9d73-e0386bfa4cf5@7a4ff859-325c-4962-8c3e-13258b1ee769?source=copyLinkLegacyShareEventDialog

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers’ growth across multiple channels. As of September 30, 2026, Nayax has 13 global offices, approximately 1,200 employees, connections to more than 80 merchant acquirers and payment method integrations and is globally recognized as a payment facilitator. Nayax’s mission is to improve our customers’ revenue potential and operational efficiency — effectively and simply. For more information, please visit www.nayax.com.

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer IR@nayax.com

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations, such as statements in this press release regarding our financial outlook, future business prospects and the impact of recent acquisitions or partnerships published by the Company. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 9, 2026 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains financial metrics presented on a constant currency basis as well as Adjusted EBITDA and Free Cash Flow, each of which are non-IFRS financial measures, as a measure to evaluate our past results and future prospects.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. The constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

Organic Revenue

Organic Revenue is a non-IFRS financial measure that we define as total revenue adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

Free Cash Flow

Free Cash Flow is a non-IFRS financial measure that we define as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment. A reconciliation is provided at the end of this press release for Free Cash Flow to Net cash provided from operating activities, the most directly comparable financial measure prepared in accordance with IFRS.

Adjusted OPEX

Adjusted OPEX is a non-IFRS financial measure that we define as total OPEX excluding stock based compensation, depreciation and amortization and other expenses.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs, our share in losses of associates accounted for by the equity method and other expenses.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net profit or loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure that we define as the net income or loss for the period, plus share-based compensation costs, one time and non-recurring items cost such as restructuring and M&A costs, amortization of acquired intangibles and gains or losses on equity investments, and other expenses.

Other Financial Metrics - Dollar-based net retention rate

Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2026

(Unaudited)

NAYAX LTD

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30	December 31
	2026	2025
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	452,072	319,538
Restricted cash transferable to customers for processing activity	111,943	91,965
Short-term bank deposits	1,245	1,171
Receivables in respect of processing activity	48,215	47,865
Trade receivable, net	114,312	103,975
Inventory	31,896	28,594
Other current assets	44,248	27,056
Total current assets	803,931	620,164

NON-CURRENT ASSETS:
Long-term bank deposits	216	211
Other long-term assets	9,167	8,596
Right-of-use assets, net	11,011	8,911
Property and equipment, net	22,406	20,362
Goodwill and intangible assets, net	206,885	190,493
Deferred income tax assets	4,860	3,901
Total non-current assets	254,545	232,474
TOTAL ASSETS	1,058,476	852,638

NAYAX LTD

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30	December 31
	2026	2025
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short-term loan	156,053	-
Current maturities of long-term bank loans	3,220	3,220
Current maturities of debentures	32,874	-
Current maturities of other long-term liabilities	2,904	5,538
Current maturities of leases liabilities	4,324	3,474
Payables in respect of processing activity	212,287	180,795
Trade payables	19,516	29,370
Other payables	52,083	52,021
Total current liabilities	483,261	274,418

NON-CURRENT LIABILITIES:
Long-term bank loans	8,050	10,465
Other long-term liabilities	3,379	9,329
Debentures	290,838	314,064
Lease liabilities	7,641	6,402
Deferred income taxes	8,669	6,945
Total non-current liabilities	318,577	347,205
TOTAL LIABILITIES	801,838	621,623

EQUITY:
Shareholders Equity:
Share capital	9	9
Additional paid in capital	254,492	242,759
Capital reserves	12,355	7,882
Accumulated deficit	(10,218)	(19,635)
TOTAL EQUITY	256,638	231,015
TOTAL LIABILITIES AND EQUITY	1,058,476	852,638

NAYAX LTD

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2026	2025	2026	2025
	U.S. dollars in thousands
	(Excluding Profit per share data)

Revenues	357,483	280,979	128,037	104,280
Cost of revenues	(184,306)	(143,542)	(64,581)	(52,914)
Gross Profit	173,177	137,437	63,456	51,366

Research and development expenses	(27,800)	(23,705)	(9,190)	(8,821)
Selling, general and administrative expenses	(126,646)	(88,766)	(41,390)	(30,007)
Depreciation and amortization in respect of technology and capitalized development costs	(11,992)	(10,428)	(4,113)	(3,926)
Other income (expenses)	(5,558)	10,944	(5,065)	(766)
Share of losses of equity method investees	-	(226)	-	-
Operating Income	1,181	25,256	3,698	7,846

Financial Income	9,191	8,461	1,796	1,685
Financial Expense	(18,586)	(9,761)	(5,986)	(4,962)
Profit (loss) before taxes on income	(8,214)	23,956	(492)	4,569

Tax expenses	(1,699)	(1,611)	(584)	(1,032)
Profit (loss) for the period	(9,913)	22,345	(1,076)	3,537

Earnings per share attributed to shareholders of the Company:
Basic earnings (loss) per share	(0.263)	0.605	(0.028)	0.095
Diluted earnings (loss) per share	(0.263)	0.584	(0.028)	0.092

NAYAX LTD

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Profit (loss) for the period	(9,913)	22,345	(1,076)	3,537

Other comprehensive income (loss) for the period:
Items that may be reclassified to profit or loss:
Gain from translation of financial statements of foreign operations	284	852	688	323
Gain (loss) on cash flow hedges	4,189	1,383	166	(650)
Total other comprehensive income (loss) for the period	4,473	2,235	854	(327)
Total comprehensive income (loss) for the period	(5,440)	24,580	(222)	3,210

NAYAX LTD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of January 1, 2025 (audited)	9	220,715	463	9,973	(2,604)	(63,311)	165,245
Changes in the nine months ended September 30, 2025:
Profit for the period	-	-	-	-	-	22,345	22,345
Issuance of warrants, net	-	5,706	-	-	-	-	5,706
Issuance of options due acquisition	-	1,222	-	-	-	-	1,222
Other comprehensive income for the period	-	-	-	1,383	852	-	2,235
Employee options exercised and vesting of RSUs	*	3,580	-	-	-	-	3,580
Share-based payment	-	-	-	-	-	7,781	7,781
Balance as of September 30, 2025 (unaudited)	9	231,223	463	11,356	(1,752)	(33,185)	208,114

Balance as of January 1, 2026 (audited)	9	242,759	516	10,391	(3,025)	(19,635)	231,015
Changes in the nine months ended September 30, 2026:
Loss for the period	-	-	-	-	-	(9,913)	(9,913)
Other comprehensive income for the period	-	-	-	4,189	284	-	4,473
Employee options exercised and vesting of RSUs	*	11,733	-	-	-	-	11,733
Share-based payment	-	-	-	-	-	19,330	19,330
Balance as of September 30, 2026 (unaudited)	9	254,492	516	14,580	(2,741)	(10,218)	256,638

(*) Presents an amount less than $1 thousand.

NAYAX LTD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance as of June 30, 2025 (unaudited)	9	230,733	463	12,006	(2,075)	(39,649)	201,487
Changes in the three months ended September 30, 2025:
Profit for the period	-	-	-	-	-	3,537	3,537
Other comprehensive income for the period	-	-	-	(650)	323	-	(327)
Employee options exercised and vesting of RSUs	*	490	-	-	-	-	490
Share-based payment	-	-	-	-	-	2,927	2,927
Balance as of September 30, 2025 (unaudited)	9	231,223	463	11,356	(1,752)	(33,185)	208,114

Balance as of June 30, 2026 (unaudited)	9	245,823	516	14,414	(3,429)	(11,952)	245,381
Changes in the three months ended September 30, 2026:
Loss for the period	-	-	-	-	-	(1,076)	(1,076)
Other comprehensive income for the period	-	-	-	166	688	-	854
Employee options exercised and vesting of RSUs	*	8,669	-	-	-	-	8,669
Share-based payment	-	-	-	-	-	2,810	2,810
Balance as of September 30, 2026 (unaudited)	9	254,492	516	14,580	(2,741)	(10,218)	256,638

(*) Presents an amount less than $1 thousand.

NAYAX LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2026	2025	2026	2025
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	(9,913)	22,345	(1,076)	3,537
Adjustments required to reflect the cash flow from operating activities (see Appendix A)	30,312	2,352	19,156	6,925
Net cash provided by operating activities	20,399	24,697	18,080	10,462

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(24,345)	(17,025)	(7,181)	(4,537)
Acquisition of property and equipment	(5,142)	(3,977)	(851)	(2,071)
Loans granted to related companies and others	(493)	(2,062)	(1,301)	-
Decrease (Increase) in bank deposits	(1,000)	4,926	(1,000)	(4,080)
Interest received	8,354	4,382	2,705	1,509
Investments in financial assets and other assets	(270)	(5,000)	-	-
Proceeds from sub-lessee	-	22	-	-
Payments for acquisitions of subsidiaries, net of cash acquired	-	(15,541)	-	-
Payment of deferred consideration and contingent liability due consideration of subsidiary acquisition	(15,161)	(8,287)	(9,635)	(2,768)
Net cash used in investing activities	(38,057)	(42,562)	(17,263)	(11,947)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debentures and warrants, net	-	132,941	-	-
Interest paid	(20,254)	(6,806)	(10,084)	(5,208)
Changes in short-term bank credit and short-term loan	156,053	(26,000)	156,053	-
Repayment of long-term bank loans	(2,415)	(7,884)	(805)	(805)
Repayment of other long-term liabilities	-	(1,000)	-	-
Employee options exercised	12,197	4,067	9,041	1,387
Principal lease payments	(2,897)	(2,200)	(973)	(767)
Net cash provided by (used in) financing activities	142,684	93,118	153,232	(5,393)

Increase (Decrease) in cash and cash equivalents	125,026	75,253	154,049	(6,878)
Balance of cash and cash equivalents at beginning of period	319,538	83,130	302,827	172,267
Gains (losses) from exchange differences on cash and cash equivalents	6,511	8,663	(4,926)	1,774
Gains from translation of cash and cash equivalents of foreign operation	997	248	122	131
Balance of cash and cash equivalents at end of period	452,072	167,294	452,072	167,294

NAYAX LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2026	2025	2026	2025
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net profit (loss) to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	23,804	18,565	9,055	6,830
Post-employment benefit obligations, net	(53)	45	(81)	10
Deferred taxes	(2,186)	(1,569)	(663)	(497)
Finance expenses, net	8,103	5,371	3,725	1,690
Income from gaining control in subsidiary	-	(12,152)	-	-
Expenses related to employee benefit	3,425	-	3,425	-
Share of loss of equity method investee	-	226	-	-
Long-term deferred income	(1,241)	144	(278)	39
Expenses in respect of share-based compensation	20,895	6,857	6,248	2,562
Total adjustments	52,747	17,487	21,431	10,634

Changes in operating asset and liability items:
Decrease (Increase) in restricted cash transferable to customers for processing activity	(19,978)	(31,089)	17,970	(10,654)
Decrease (Increase) in receivables from processing activity	(350)	(15,553)	10,030	19,794
Increase in trade receivables	(9,744)	(9,328)	(389)	(5,033)
Increase in other current assets	(8,433)	(4,847)	126	(2,399)
Increase in inventory	(3,154)	(3,238)	(1,913)	(740)
Increase (Decrease) in payables in respect of processing activity	31,492	50,134	(20,430)	(7,078)
Increase (Decrease) in trade payables	(10,058)	(6,304)	(7,949)	1,386
Increase (Decrease) in other payables	(2,210)	5,090	280	1,015
Total changes in operating asset and liability items	(22,435)	(15,135)	(2,275)	(3,709)
Total adjustments required to reflect the cash flow from operating activities	30,312	2,352	19,156	6,925

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment on credit	197	154	-	-
Recognition of right-of-use assets through lease liabilities	4,900	117	3,679	117
Share based payments costs attributed to development activities, capitalized as intangible assets	2,373	924	500	365

IFRS to Non-IFRS Reconciliation

The following is a reconciliation of Net Income/(Loss) for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Sep 30, 2026	Sep 30, 2025
Net income/(loss) for the period	(1,076)	3,537
Finance expense, net	4,190	3,277
Income tax expense	584	1,032
Depreciation and amortization	9,055	6,830
EBITDA	12,753	14,676
Share-based payment costs	6,248	2,562
Employment benefit cost(1)	130	196
Other expenses(2)	5,065	766
Adjusted EBITDA	24,196	18,200

(1)	Primarily other compensation arrangements provided to the shareholders of VMT

(2)	Other Expenses for Q3 2025 are mainly payroll expenses due to restructuring. Other Expenses for Q3 2026 are mainly due to the amendment to the consideration related to VM Tecnologia acquisition

The following is a reconciliation of Net Income/(Loss) for the period, the most directly comparable IFRS financial measure, to Adjusted Net Income for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Sep 30, 2026	Sep 30, 2025
Net income/(loss) for the period	(1,076)	3,537
Share-based payment costs	6,248	2,562
Employment benefit cost(1)	130	196
Other expense(2)	5,065	766
Amortization of acquired intangibles(3)	3,746	3,138
Adjusted net income for the period	14,113	10,199

(1)	Primarily other compensation arrangements provided to the shareholders of VMT

(2)	Other Expenses for Q3 2025 are mainly payroll expenses due to restructuring. Other Expenses for Q3 2026 are mainly due to the amendment to the consideration related to VM Tecnologia acquisition

(3)	Includes deferred tax income related to amortization of acquired intangibles

The following is a reconciliation of Operating Cash for the period, the most directly comparable IFRS financial measure, to Free Cash Flow for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Sep 30, 2026	Sep 30, 2025
Operating Cash	18,080	10,462
Capitalized development costs	(7,181)	(4,537)
Acquisition of property and equipment	(851)	(2,071)
Free Cash Flow	10,048	3,854

The following is a reconciliation of OPEX for the period, the most directly comparable IFRS financial measure, to Adjusted OPEX for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Sep 30, 2026	Sep 30, 2025
OPEX	54,693	42,754
Stock Based Compensation	(6,064)	(2,469)
Depreciation & Amortization	(8,578)	(6,472)
Employment Benefit Cost(1)	(130)	(196)
Adjusted OPEX	39,921	33,617

(1)	Primarily other compensation arrangements provided to the shareholders of VM